UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

MI Developments Inc.
(Name of Issuer)
Class A Subordinate Voting Shares, no par value
(Title of Class of Securities)
55304X104
(CUSIP Number)
North Run Capital, LP
One International Place, Suite 2401
Boston, MA 02110
(617) 310-6130
Attention: General Counsel
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
March 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON

	PN
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON

	PN
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS North Run Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON

	OO
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Todd B. Hammer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON

	IN
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

CUSIP No.	55304X104

1	NAMES OF REPORTING PERSONS Thomas B. Ellis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑*

3	SEC USE ONLY

4	SOURCE OF FUNDS

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,300,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		2,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,300,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON

	IN
* Filing describes relationship with other persons but Reporting Person does not affirm the existence of a group, in accordance with Schedule 13 Cover Page Instruction 2.

SCHEDULE 13D
This Schedule 13D (the “Schedule 13D”) is being filed on behalf of North Run Advisors, LLC, a Delaware limited liability company (“North Run”), North Run GP, LP, a Delaware limited partnership (the “GP”), North Run Capital, LP, a Delaware limited partnership (the “Investment Manager”), Todd B. Hammer and Thomas B. Ellis. Todd B. Hammer and Thomas B. Ellis are the principals and sole members and limited partners, as applicable, of North Run, the GP and the Investment Manager. North Run is the general partner for both the GP and the Investment Manager. The GP is the general partner of North Run Capital Partners, LP, a Delaware limited partnership (the “Fund”), North Run Qualified Partners, LP, a Delaware limited partnership (the “QP Fund”), and North Run Master Fund, LP, a Cayman Island exempted limited partnership (the “Master Fund”). The Fund, the QP Fund and North Run Offshore Partners, Ltd., a Cayman Island exempted company (the “Offshore Fund”), are also general partners of the Master Fund. This Schedule 13D relates to Class A Subordinate Voting Shares of MI Developments Inc., an Ontario corporation (the “Issuer”), held by the Master Fund (the “Shares”).
Item 1. Security and Issuer
This statement relates to Class A Subordinate Voting Shares, no par value, of MI Developments Inc. (the “Class A Shares”). The Issuer’s principal executive offices are located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.
Item 2. Identity and Background
(a)	This statement is filed by:
(1)	North Run

(2)	the GP

(3)	the Investment Manager

(4)	Todd B. Hammer

(5)	Thomas B. Ellis
(collectively, the “Reporting Persons”).
(b)	The business address for the Reporting Persons is One International Place, Suite 2401, Boston, MA 02110.
(c)
The principal business of the Investment Manager is providing investment management services to pooled investment vehicles. The principal business of the GP is to act as the general partner of such pooled investment vehicles, and the principal business of North Run is to act as general partner of the GP and the Investment Manager. The principal occupation of Messrs. Ellis and Hammer is investment management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	North Run is a Delaware limited liability company. The Investment Manager and the GP are Delaware limited partnerships. Messrs. Ellis and Hammer are United States citizens.
Item 3. Source and Amount of Funds
As of March 4, 2009, the Reporting Persons had invested $25,011,800 (including commissions) in the Shares through the Master Fund. The Shares were purchased and are held by the Master Fund. The source of funds is the working capital of the Master Fund, the Fund, the QP Fund and the Offshore Fund.
Item 4. Purpose of the Transaction
The Shares were acquired and are held for investment purposes. The Shares were acquired in the ordinary course of business and not for the purpose of changing or influencing control of the Issuer.
The Reporting Persons will monitor and evaluate their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors, including, without limitation (a) the Issuer’s business, operations, assets, financial condition and prospects; (b) market, general economic and other conditions; and (c) other investment opportunities available to the Reporting Persons, the Reporting Persons may take such actions with respect to this investment as they deem appropriate including, without limitation, (1) acquiring additional Shares or other securities of the Issuer, (2) making proposals to the Issuer regarding changes in the capitalization, ownership structure, operations or board representation, or (3) disposing of some or all of the Shares. Any such additional purchases or sales of the Shares may be in open market or privately negotiated transactions or otherwise.
Collectively with other large shareholders, together representing close to half of the outstanding Class A Shares as of March 4, 2009, the Reporting Persons have retained counsel to explore the legal remedies available to shareholders of the Issuer in connection with related party transactions involving Magna Entertainment Corp., including whether claims should be asserted against directors of the Issuer. Such counsel recently sent a letter to the Issuer’s board of directors notifying them of such initiative. The parties to such representation have not agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer, and the Reporting Persons expressly disaffirm the existence of a “group” among the Reporting Persons and such shareholders within the meaning of Rule 13d-5 under the Act. The Reporting Persons will make their own voting and investment decisions with respect to the Shares, independent of any such decision-making by the other shareholders party to such representation.
Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals described in clauses (a) — (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons may from time to time review or reconsider their plans and proposals with respect to the Shares.

Item 5. Interest in Securities of the Issuer
(a)
As of March 9, 2009, the Reporting Persons beneficially own 2,300,000 shares of the Class A Shares, which represents 5.0% of the Issuer’s outstanding Class A Shares (4.983%, rounded to the nearest thousandth). This percentage was calculated by dividing 2,300,000 by 46,160,564, the number of Class A Shares outstanding as of September 30, 2008 as set forth in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 7, 2008.

(b)
The Reporting Persons have shared power to vote and dispose of the Shares held by the Master Fund. As the principals of North Run, the GP and the Investment Manager, Messrs. Ellis and Hammer may direct the vote and disposition of the Shares.

(c)
The trade date, number of Shares, and price per Share (including commissions) for all purchases and sales of Class A Shares in the 60 days preceding March 4, 2009 by the Reporting Persons are as follows: 529,744 Shares purchased February 5, 2009 for $5.80 per share and 710,692 Shares purchased February 9, 2009 for $7.55 per share. Such transactions were open-market transactions effected by the Master Fund.

(d)	Not Applicable.
(e)	Not Applicable, it being acknowledged that, as of the date of this filing, the Reporting Persons do not beneficially own more than 5% of the Class A Shares.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to the securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated March 9, 2009, between North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 9, 2009

NORTH RUN CAPITAL, LP
By:	North Run Advisors, LLC, its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member
and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN GP, LP
By:	North Run Advisors, LLC, its general partner

By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

NORTH RUN ADVISORS, LLC
By:	/s/ Thomas B. Ellis
	Name:	Thomas B. Ellis
	Title:	Member

and
By:	/s/ Todd B. Hammer
	Name:	Todd B. Hammer
	Title:	Member

/s/ Thomas B. Ellis
Thomas B. Ellis

/s/ Todd B. Hammer
Todd B. Hammer

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated March 9, 2009, between North Run, the GP, the Investment Manager, Todd B. Hammer and Thomas B. Ellis.